Exhibit 99.B(j)

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated May 29, 2026, with respect to the financial statements of the SEI Asset Allocation Trust, comprised of the Defensive Strategy Fund, Defensive Strategy Allocation Fund, Conservative Strategy Fund, Conservative Strategy Allocation Fund, Moderate Strategy Fund, Moderate Strategy Allocation Fund, Aggressive Strategy Fund, Tax-Managed Aggressive Strategy Fund, Core Market Strategy Fund, Core Market Strategy Allocation Fund, Market Growth Strategy Fund, and Market Growth Strategy Allocation Fund, incorporated herein by reference, and to the references to our firm under the heading “Financial Highlights” in the Prospectuses and under the heading “Independent Registered Public Accounting Firm” in the Statements of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
July 29, 2026